UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Months of October and November, 2023

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
(Translation of registrant’s name into English)

Bay & Deveaux Streets, Nassau, The Bahamas

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On October 27, 2023, October 31, 2023, and November 2, 2023, Nymox Pharmaceutical Corporation (the “Company”) issued press releases regarding the false and manipulative behavior perpetrated by former employees of the Company and their affiliates (the “Antagonizing Parties”) who have been involved in attempts to hold an unlawful, unauthorized, and improper shareholder meeting (the “Unauthorized Activity”). The Unauthorized Activity does not have the support of the Company and the Company is vigorously defending itself from, and taking action to hold accountable, the Unauthorized Activity and Antagonizing Parties. These press releases are furnished as Exhibits 99.1, 99.2, and 99.3, respectively.

On November 3, 2023, the Company issued press releases announcing that courts in Orange County, California and the Bahamas ruled against the Antagonizing Parties and in favor of the Company in connection with its defense against the Unauthorized Activity. These press releases are furnished as Exhibits 99.4 and 99.5.

The press releases furnished as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 to this report on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Nymox Pharmaceutical Corporation, dated October 27, 2023

99.2	Press Release of Nymox Pharmaceutical Corporation, dated October 31, 2023

99.3	Press Release of Nymox Pharmaceutical Corporation, dated November 2, 2023

99.4	Press Release of Nymox Pharmaceutical Corporation, dated November 3, 2023

99.5	Press Release of Nymox Pharmaceutical Corporation, dated November 3, 2023

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 6, 2023

NYMOX PHARMACEUTICAL CORPORATION

By:	/s/ Paul Averback
Name:	Paul Averback
Title:	President and Chief Executive Officer

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